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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended:  December 31, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
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* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                  American Eagle Group, Inc.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

                  12801 N. Central Expressway, Suite 275
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                  Dallas, TX  75243
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant, for itself and its subsidiaries, files consolidated reports for all reports the Registrant is required to file with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

         As reported in the Registrant's Form 10-Q for the second quarter 1997 and Form 10-Q for the third quarter 1997, American Eagle Insurance Company, the principal subsidiary of the Registrant ("AEIC"), was placed into conservatorship on July 23, 1997 pursuant to an order issued by the Texas Department of Insurance (the "Department"). In early December, 1997, as reported by the Registrant, AEIC was placed into receivership by the Department. AEIC has been the primary operational subsidiary, the location of all profit centers and the holder of substantially all the Registrant's consolidated assets. The Registrant depends on dividends from AEIC to meet its operating expenses. As a result of the conservatorship and subsequent receivership, the officers of the Registrant are no longer in operational control of AEIC. The books and records of AEIC and the other two subsidiaries of the Registrant were seized by the Department and the Registrant does not have access to information necessary for the preparation of the consolidated financial statements required by the Commission to be filed with the Registrant's annual and periodic reports.

         The Registrant has filed with the Commission a no action letter request (the "Letter") asking for reporting relief from those reports the Registrant is or would be required to file with the Commission under sections 13 or 15(d) of the Exchange Act, including the Registrant's Form 10-K for the year ended December 31, 1997. The Letter was file stamped as received by the Commission on March 11, 1998. For the reasons outlined in the letter, the Registrant believes that it should be granted relief from filing its Form 10-K for the year ended December 31, 1997, as well as all future required reports (as outlined in the Letter), and that the preparation and filing of its Form 10-K would constitute an unreasonable effort and expense for the Registrant in its present circumstances. To date, the Registrant has received no word from the Commission regarding the status of the no action letter request.

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                                                (ATTACH EXTRA SHEETS IF NEEDED)


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard M. Kurz                        972                385-1760
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

     The Registrant has received comments to its 1996 Form 10-K from the Commission; the Registrant is currently evaluating such comments and its response thereto.
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         As discussed above, AEIC, the principal operating subsidiary of the Registrant, is in receivership. It is anticipated that the earnings for the period ended December 31, 1997 will reflect significant changes in the results of operations from the corresponding period for the last fiscal year. The Registrant does not know the exact quantitative change. The Registrant cannot accurately determine this information without reference to the records and books of AEIC and its other subsidiaries. However, as stated above, the Registrant is no longer in operational control of AEIC and has no access to the books and records of its subsidiaries. As a result, the Registrant has insufficient access to the information needed to determine changes in operations from the corresponding period for the last fiscal year. Moreover, the receiver for AEIC is in the process of liquidating AEIC's assets to settle outstanding claims and, as AEIC is not paying dividends, the Registrant has no source of income. To preserve value for the company, the Registrant has not caused any additional monies to be spent on an audit for the fiscal year 1997. The Registrant believes that the cost of an audit would constitute an unreasonable effort and expense in its present circumstances.

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                           American Eagle Group, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1998                     By: /s/ RICHARD M. KURZ
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                                            Richard M. Kurz,
                                            Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).